United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: September 05, 2023		Head of Investor Relations



XXIII Analyst & Investor Tour

Northern System operations

Marcello Spinelli, EVP Iron Ore Solutions
Carlos Medeiros, EVP Operations
Gustavo Pimenta, CFO

September 5th, 2023

VALE

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation estimates for steel production on slide 4, execution and production plan of the Mega Hubs initiative on slide 8, production plan and expected start-up of concentration plants on slide 9, iron ore agglomerates production plan and projects approval plan of on slide 11, iron ore production plan on slide 13, projects' expected capacity and start-up on slides 14, 15, 16, 17, 19, 33 and 34, iron ore and agglomerates production plan, average iron grade and average premium expected on slide 20, iron ore production plan in the Northern System on slide 24, iron ore projects expected start-up on slides 26 and 30, waste movement plan at Serra Norte site on slide 27, nickel and copper production plan on slide 39, Iron Solution business cost savings expected on slide 40, production costs of iron ore, nickel and copper on slide 41, investment expectation on slide 42. These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses. It include risks and uncertainties relating to the following: (a) the countries where we operate, especially Brazil, Canada and Indonesia; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

VALE



XXIII Analyst & Investor Tour

Iron Ore Solutions

Marcello Spinelli, EVP Iron Ore Solutions

Steel demand long-term fundamentals remain intact

Megatrends for steel demand

- **Population and economic growth**
- **Urbanization**
- **Energy transition**
- **Onshoring and reduced steel imports**

Steel production by region (Mt)


Emerging regions[1]
China
Europe, America, Japan, Korea and others
1,887
252
1.018
617
2022
~2,010
~310
~1,010
~690
2026
~2,090
~410
~970
~710
2030
~2,300
~620
~940
~740
2040

Short-term view

- **Strong micro fundamentals:** high BF utilization rates and low steel and iron ore inventories in China
- **Property market uncertainties:** a more encouraging outlook, driven by higher social housing investments
- **Ex-China:** a recovery in steel production is expected in 2024, offsetting the decline in 2023.

Long-term view

- **Emerging regions:** SEA expected to double steelmaking capacity by 2030
- **Chinese urbanization:** ~150 million people migrating to urban areas with greater steel usage
- **Developed regions:** green steel incentives and investments in renewable energy infrastructure

[1] Including India, Southeast Asia (SEA), Middle East and Africa.

The world cannot reach decarbonization targets without significant changes in steelmaking

More than **70 countries committed to net zero targets**

Steelmaking represents **8% of global CO_2 emissions**

> US$ 1 trillion investments are required to decarbonize the steel industry

The **steel industry will** most likely **decarbonize in steps**

Source: UN

Vale has the premium iron ore portfolio to support the transition for net-zero emission steelmaking

Vale is a leader in premium products (DRP, BFP and premium fines)


Seaborne supply – 2022 (Mt)
Vale
Main peers
Others
Seaborne market supply (Mt)
~40
~70¹
~260
~270²
~530³
~390
37%
25%
2%
31%
24%
5%
DR pellets
BF pellets
Lump
Premium fines
62%Fe fines
Low-grade fines
Direct charge products

- **Decarbonization creating market segmentation and superior premiums**
- **Vale's ore is suitable to beneficiation, providing multiple options for decarbonization**
- **Leader in iron ore agglomerates and premium fines**

[1] Including Vale's sales of BF pellets in Brazil. [2] Including pellet feed sales. [3] Including BRBF low alumina products.

Accelerating breakthrough iron ore solutions to serve growing demand for greener products

Fostering
Mega Hubs



Developing
Concentration capacity



Increasing
Agglomerates production



VALE

We are partnering with several stakeholders to foster Mega Hubs creation

Mega Hub agreements

- **2022** Agreements signed with local authorities in the Middle East
- **2023** MoUs and land lease agreements signed in the Middle East
  Development studies in Brazil and US
- **2024** First facilities to start construction after signing off-take agreements
- **2027** Start-up of the first Mega Hub in the Middle East


Kezad, UAE


Duqm, Oman


Ras Al Khair, Saudi Arabia

Volumes (Mt, preliminary estimates)


>30
2032+
>15
2027+
15
20
10
10
DR Briquette
(Vale's leadership)
HBI
(Partners' leadership)

Concentration solutions to supply high-quality feedstock

Vale's concentration solutions

New (IOCJ ore concentration & solutions; Sohar concentration)



Tailings filtration

Usage of wet processing with dry tailings disposal at stockpiles

4 tailings filtration plants at Conceição, Cauê, Brucutu and Vargem Grande



Dry concentration

First industrial plant under construction at Vargem Grande with start-up in 2025 with 1.5 Mtpy capacity



Third-party concentration facilities

Usage of concentration capacity where concentration by-products (sand) have commercial value

~13 Mt to be concentrated in 2023



IOCJ ore concentration & solutions

Investment to generate DR quality feed from IOCJ to fulfill the growing demand from 2027 onwards



Sohar concentration

To produce feed for existing pelletizing plant and future briquette plants

~10 Mtpy of concentrate

Located next to Oman's pellet plant

Product portfolio expected Fe content of 63.5% by 2026 and ~64% by 2030+

VALE


Iron ore briquette
Click here to watch the video

Vale will produce ~100 Mt of agglomerates by 2030+

Pellets and briquettes production (Mt)


BF Agglomerates
DR Agglomerates
36-40
50-55
~100
2023
2026
2030+

Briquette plants expected timeline

- **2023** Approval of +1 plant
- **2024** Approval of +2 plants
- **2025 2027** Approval of +4 plants


Tubarão plant
Commissioning
Aug 2023
Capacity
6 Mtpy
First cargos directed to
industrial tests



Taking action to deliver operational flexibility and high-quality products

VALE

We are paving the way to deliver high-quality growth

Iron ore production (Mt)


Main projects
310–320
340–360
>360
~60 Mt of production increase
2023
S11D
Serra Norte (N3)
Vargem Grande
Capanema
Licensing, depletion and others
2026
2030

Our main drivers

Projects
Increasing operational flexibility

Licensing
Preserving the baseline

Quality
Ensuring higher quality portfolio

Delivering 120 Mtpy of premium products at S11D

Serra Sul 120

- S11D's mine-plant capacity to increase to 120 Mtpy
- Conveyor belt duplication, enhancing operational flexibility
- 51% physical progress
- Start-up in 2026

Compact Crushing S11D

- Construction of a new crushing plant for jaspilite waste, using gyratory crusher technology
- Potential to debottleneck 50 Mtpy of S11D's capacity
- 13% physical progress
- Start-up in 2H26



Delivering 120 Mtpy of premium products at S11D



Area 5 semi-mobile crushing plant
Serra Sul 120 project



Conveyor belt duplication
Serra Sul 120 project



Crushing piles installation
Compact Crushing project



Supply area
Serra Sul 120 project

VALE

Vargem Grande complex can add more 17 Mtpy of capacity in the next years

Horizontes and Tamanduá mines expansion

- License request is under environmental agency review
- ROM availability increase for VGR Complex
- Need to develop waste stockpiles in the medium-term
- Expected date: 1H24

VGR1 plant revamp

- Enhancing VGR1 plant with new screening circuit and improved handling system adequacy
- Operational flexibility increase, with Vargem Grande Complex reaching ~50 Mtpy capacity (+17 Mtpy)
- 36% physical progress
- Start-up in 2H24

VALE

Capanema project increases flexibility in the Southeastern System with BRBF feed addition



Capanema Maximization project

- 18 Mtpy capacity[1] of sinter feed production using natural moisture processing
- Increasing operational flexibility of Timbopeba
- 52% physical progress
- Start-up in 1H25

[1] Net capacity addition of 14 Mtpy capacity with the expedition through the Timbopeba site.

VALE

A more collaborative approach for the licensing process

Licensing challenges

Southeastern and Southern Systems
Significant regulatory changes after 2019

Northern System
Conservation of the biome supported by extensive studies

What are we doing?

- Advancing towards more sustainable operations
- Investing in collaborative environmental studies
- Portfolio prioritization and active listening

Public-private partnerships to advance

ICMBio
- Workforce training to use new tools for biodiversity monitoring and conservation
- Creation of the Carajás National Park
- Fostering bioeconomy initiatives in the Amazon

Minas Gerais Government
- Collaborative approach to address licensing process backlog and enhance the regulatory framework in Minas

VALE

Solutions for overall quality improvement

Brucutu case: monthly margin addition of >US$ 50 million with quality improvements


Torto dam
Start-up: July 2023

- Capacity of ~20 Mtpy of sinter and pellet feed
- Increase of 9 p.p. of Fe%, after Torto dam start-up
- Tailings filtration plant in operation reducing the use of dams
- Need to develop and license new waste and tailings stockpiles

Substantial improvements in the average quality of Vale's portfolio

Adding high-quality capacity to capture higher premiums

	2023	2026	2030+
Volumes	310–320 Mt	340–360 Mt	>360 Mt
High-grade agglomerates	36–40 Mt	50–55 Mt	~100 Mt
Grade	62.4% Fe	~63.5% Fe	~64% Fe
Average premium	~4 US$ per metric ton	8–12 US$ per metric ton	18–25 US$ per metric ton

Potential contribution to EBITDA vs. 2022

+ US$ 4–10 bn
by 2026 and 2030+

+ US$ 20–50 bn
value addition[1]

[1] Assuming a 5x EV/EBITDA multiple – diversified miners' average and based on 2H22 EBITDA margin of ~US$50/t.



XXIII Analyst & Investor Tour

Northern System operations

Carlos Medeiros, EVP Operations

VALE

The Northern System is a low-cost and high-quality growth platform

Mines

3 mining complexes

5.9 billion tons in reserves

Railway

992 km of double-track railway

20,000 iron ore wagons

Port

5 berths (3 Valemax berths) and 8 ship loaders

230 Mtpy capacity[1]



Ponta da Madeira Maritime Terminal
São Luís
Belém
PA
MA
Carajás Railway (EFC)
Serra Norte (Carajás)
Serra Sul (S11D)
Serra Leste

[1] Capacity in 2023 without current operational restrictions.

VALE

The best iron ore reserve basin in the industry


Iron ore mineral reserves
Size: tonnage
Serra Norte
65.8
64.7
65.8
Serra Sul
Serra Leste
Northern System basin
Vale
Peers
Run-of-mine grade (%)
70
60
50
40
30
0
10
20
30
40
50
60
70
80
90
100
Life of Mine (years)

Premium reserves
65% Fe without concentration

Low impurity levels
< 2.8% of SiO_2 and Al_2O_3

Potential opportunities for ***growth in iron ore***

Source: Vale and peers annual reports.
Note: Vale's 2022 Mineral Resource estimates as of December 31, 2022. All tonnage information has been rounded to reflect the relative uncertainty in the estimates.

Production commenced in 1985 with Serra Norte and was raised to a new level with the S11D start-up

Northern System production (Mt)



Serra Leste
Serra Sul
Serra Norte
Serra Norte
Serra Leste
S11D
1 14 24 30 32
33 33 33 35 39
43 41 44 46 44
48 52 54 59 66
73 82 92 97 85
101 110 107 105 120
130 148 169 194 189
192 189 172
230
85 86 87 88 89
90 91 92 93 94
95 96 97 98 99
00 01 02 03 04
05 06 07 08 09
10 11 12 13 14
15 16 17 18 19
20 21 22 23
26 Capacity[1]

[1] Capacity in 2023 without current operational restrictions.

Serra Norte is the largest iron ore mine in the world



Operations:

- Capacity[1]: 140 Mtpy
- 12 open pits
- 3 processing plants
- Autonomous haulage system and drilling

Challenge:

- ROM availability

[1] Capacity in 2023 without current operational restrictions.

VALE

Serra Norte mines


Gelado dam
N1
N3
N4EN
N4WN
N2
N4E
N5E
N5W
N4WS
N5S
Morro do Azul
(Manganese)
Morro 1
N6
Morro 2

Start-up date:

- 1985: N4E
- 1996: N4WN
- 1998: N5W
- 2012: N5S
- 2015: N4WS
- 2019: Morro 1
- 2025: N3 (expected)
- 2030+: N1/N2 (expected)

VALE

Improving operational approach to debottleneck iron ore production

Challenges

- Limited space and surface drainage for ore release
- Natural depletion and strip ratio increase

Our approach

Average waste movement (Mt)



+47%
2016-2022
2023-2025

- Revised strategy for better movement within the mine
- Well-equipped to meet the mining plan
- Current haulage capacity at 250 Mtpy



ORE
WASTE
N4WS Pit
Serra Norte, Pará, Brazil

Gelado is a sustainable solution for mine tailings

Gelado is an innovative project

- Initial capacity[1] of **5.0 Mtpy**
- **High-quality pellet feed production** by reusing tailings
- Magnetic concentration to **beneficiate 63%Fe tailings**
- **100% electric dredges** to extract the material
- **~65%** mass recovery



Gelado project
Start-up: Dec 2022

[1] The Gelado project capacity is 5 Mtpy in the initial years, as it requires Usina 1 conversion to dry processing to achieve full capacity (10 Mtpy).

S11D is a pathway for growth in high-quality products

Operations:

- Capacity[1]: 90 Mtpy
- 4 truckless systems with hybrid operations
- 3 processing plants
- 144 km of conveyor belt

Challenges:

- Compact and clayed waste material
- Asset reliability

[1] Capacity in 2023 without current operational restrictions.

VALE

Serra Sul mines


S11B
S11C
Area 5
(Serra Sul 120)
S11D
(four lines)
Compact
crusher

Start-up dates:

- **2016: S11D (four lines)**
- **2022: S11D 10 Mtpy expansion[1]**
- **2026: Serra Sul 120 (expected)**
- **2026: Compact crusher (expected)**
- **2030+: S11C (expected)**

[1] The S11D 10 Mtpy project is under commissioning.

Improved orebody knowledge used to minimize the impact of jaspilite waste and to increase iron ore output

Jaspilite waste

What is it?

- Hard rock from the Carajás formation, containing bands of jasper and iron minerals
- 42% avg. Fe and 36% avg. SiO_2

Operational challenges

- Crushing performance due to jaspilite's high compressive strength and abrasiveness


S11D orebody
Hematite
Jaspilite


Jaspilite waste

What are we doing to improve?

Installing new crushers
combined with equipment and improvement in transportation, for greater asset reliability

Enhancing predictability
through short-term drilling sample analysis

Adjusting blasting strategy
for better operational efficiency

VALE

Focusing on asset reliability to improve performance

Serra Sul mine

Corrective maintenance ratio[1] (%)


-37%
1H22
2H22
1H23
Jul-23

- **Adjusted maintenance strategy for more efficient hours between stoppages**
- **Optimizing stoppages maximize the scope of preventive maintenance activities**

Serra Norte mine

Corrective maintenance ratio[1] (%)


-30%
1H22
2H22
1H23
Jul-23

- **Addressing critical and chronic failures through engineering enhancements**
- **Training and exchange of experiences among the maintenance teams**

Ponta da Madeira Terminal

Corrective maintenance ratio[1] (%)


-42%
1H22
2H22
1H23
Jul-23

- **Asset reliability analysis focusing on loading and unloading routes, which represent 70% of the shipping flow**
- **World-Class maintenance policy adoption**

[1] The relation between man-hours dedicated to unplanned activities vs. total man-hours as indicated by the maintenance control center. The lower, the better.

Upgrading logistics capacity to 240 Mtpy



New reclaimer under construction
PDM Terminal, Maranhão, Brazil

Northern System 240 Mtpy project

- Logistics infrastructure optimization, enhancing high-quality production
- Progressing through EFC's rail line duplication and PDM Terminal's facilities enhancement works

Other ongoing initiatives

- Changes in PDM Terminal's operational strategy to increase safety and productivity
- Further initiatives to mitigate risks, e.g., the ongoing Rio Tocantins bridge project works

Note: PDM stands for Ponta da Madeira and EFC stands for Estrada de Ferro Carajás.

VALE

Upgrading logistics capacity to 240 Mtpy



3rd loading silo
S11D stockyard



Surge bin under construction
Ponta da Madeira Terminal



Duplication works area
Rio Tocantins Bridge works



New reclaimer under construction
Ponta da Madeira Terminal

VALE



XXIII Analyst & Investor Tour

Building Vale of the Future

Gustavo Pimenta, CFO

VALE

Vale of the future strategy

promote *sustainable mining*

- *People-driven*
- *Reliable operator*
- *Benchmark in safety and dam management*
- *Shared value*
- *Nature positive*

foster *low carbon solutions*

- *Focused on high quality products and resources*
- *Iron Solutions*
- *Energy transition materials*
- *Circular mining*

stay *disciplined*

- *Efficient capital allocation*
- *Attractive cash return to shareholders*
- *Strong balance sheet*
- *Cost and capex efficiency*

We exist to improve life and transform the future. Together.

Almost 40 years protecting the Amazon forest


2021
50°
49°W
6°
7°S
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area

Vale protects

~1.1 million hectares[1]

of forest area. Of this area, **800,000 ha** are in the Amazon, which Vale has been protecting in partnership with ICMBIO.

Our goal is to protect

1.5 million hectares by 2030

VALE

[1] Considering compensation measures, voluntary initiatives (including the Forest goal to protect +400 thousand ha and recover +100 thousand ha of forest area), and partnerships.

Shared value: investing in Pará state for sustainable socioeconomic development

Building infrastructure


Community Center[2]

4 year program[1] **1,565** workers at peak

Community centers, bridges, parks, hospitals, schools and the port region

Building the infrastructure for growth and wellness

Programs to improve public health & education


Ourilandia do Norte, Pará

32k children **1.8k** teachers

220 participating public schools **8** municipalities

Developing resilient communities

Fighting against extreme poverty


Embroidery program, Pará

9 concept tests in **6** municipalities in Pará State

Commitment to remove 500k people from extreme poverty in Brazil by 2030

Tackling poverty using a multidimensional approach

[1] Initial 4-year commitment as part of the "Estrutura Para" (Pará Structure) Program whereby payments that would have been paid in Mineral Resource Taxes (TFRM) to the state will be redirected to these infrastructure projects. The total amount to be paid is equivalent to 50% of the total TFRM. 2 Community Center built by Vale in 2021 – this photo is illutrative of the community centers to be built in Pará.

Vale Base Metals: partnerships to accelerate growth and support the global energy transition

- Single entity with a leaner structure: **more focused, agile and efficient company**
- Fully **dedicated governance** with **industry expertise**
- Access to **competitive capital** to fund **US$ 25–30 bn capex** over the next decade
- Partnerships for 13% equity at an **implied EV of US$ 26 bn** (US$3.4 bn net proceeds)


Copper production
ktpy
335–370
390–420
~900
2023
2026
2030+
Tier 1 mining complex in Carajas
World-class Hu'u project
Nickel production
ktpy
160–175
230–245
200–220
>300
2023
2026
2030+
Strong nickel resources in key jurisdictions
Indonesia exposure

VALE

Accelerating gains in productivity and cost efficiency

Vale's productivity journey

7 work fronts focused on
- Cost efficiency
- Productivity improvement
- Freight competitiveness

62 squads

431 initiatives

Cost efficiency front

Fixed & variable cost savings
(2023, US$ million)



Planned
Additional realized
154
42
112
206
360
Jan–Jul
Aug–Dec
Total

Success cases (non-exhaustive)

OEM strategy
- Enhanced technical support
- Cost optimization

Business process outsourcing in Belém
- Up to 500 FTEs
- Digital transformation

US$ 154 million cost savings to date

VALE

Maintaining tier-1 cost competitiveness

All-in costs[1]

	2023	2026	Main improvements in the coming years
Iron Ore	US$ 52-54/t	US$ 42/t	• Higher volumes: dilution of fixed costs and expenses • High-quality portfolio: all-in premiums of US$8-12/t by 2026
Nickel[2]	US$ 15,500- 16,000/t	US$ 10,000/t	• Lower than expected by-product prices and volumes in 2023 • All-in costs to decrease with increase in production
Copper [2 3]	US$ 3,200/t	US$ 2,600/t	• Higher volumes and fixed cost dilution, Salobo 3 ramp-up and productivity improvements

[1] Approximate all-in costs after by-products before sustaining investment. [2] Including by-products revenues. [3] Excludes Hu'u R&D.

VALE

Efficient capital allocation to maximize value creation

Capital allocation framework

Liabilities
Controlled expanded net debt target (US$ 10-20 bn)

Commitments
Performed ~63% of the Brumadinho agreement
Renova reparation under discussion with authorities
Lean capital structure at Samarco



Shareholder returns
Balance sheet management
Projects and growth optionality

Dividends
Solid dividend policy
+ US$ 20 bn total distributed in 2021 & 2022
+ US$ 3.5 bn year to date

Buybacks
16% share base repurchased since 2021
20% concentration of future earnings

Maintenance and growth investments
US$ 6 bn in 2023
US$ 6-6.5 bn (avg.) in the coming years

Partnerships to maximize value

VALE

[1] Considers the economic value of the agreement of R$ 37.7 billion in February 2021. Adjusted for inflation up to July of 2023. The amount includes prior payments and judicial deposits according to the agreement.

Key messages

Uniquely positioned considering the decarbonization trends

Highly focused on operational performance

Accretive growth opportunities

High capital allocation and cost discipline

VALE